SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             The Parts Source, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   70214E 10 4
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                                 (CUSIP Number)

         General Parts, Inc.                              With Copy To:
            P.O. Box 26006                              Alston & Bird LLP
    Raleigh, North Carolina 27611                3605 Glenwood Avenue, Suite 310
        Attn: Bill Kuykendall                     Raleigh, North Carolina 27612
         Tel: (919) 573-3101                          Attn: Brad S. Markoff
         Fax: (919) 573-3551                           Tel: (919) 420-2210
                                                       Fax: (919) 420-2260
----------------------------------------------------------- --------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 16, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
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


CUSIP No. 70214E 10 4
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           1)   Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

           General Parts, Inc.

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           2)   Check the Appropriate Box if a Member of a Group (See Instructions)                       (a) [ ]
                                                                                                          (b) [ ]

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           3)   SEC Use Only

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           4)   Source of Funds (See Instructions):

           WC

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           5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     [ ]

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           6) Citizenship or Place of Organization:

           North Carolina

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                             (7) Sole Voting Power:
                             None
         NUMBER OF           _______________________________________________________________________________________
          SHARES             (8) Shared Voting Power:
       BENEFICIALLY          1,857,400 (See Item 5)
         OWNED BY            _______________________________________________________________________________________
          EACH               Sole Dispositive Power:
       REPORTING (9)         None
         PERSON              _______________________________________________________________________________________
          WITH
                             (10) Shared Dispositive Power:
                             None

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           11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

           1,857,400  (See Item 5)

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           12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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           13) Percent of Class Represented by Amount in Row (11)

           54.4% (See Item 5)

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           14)  Type of Reporting Person (See Instructions):

           CO

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

Item 1.  Security and Issuer.

         This statement relates to shares of the common stock, par value $.001 per share (the "Common Stock"), of The Parts Source, Inc., d/b/a Ace Auto Parts, a Florida corporation (the "Company"). The Company's principal executive offices are located at 1751 S. Missouri Avenue, Clearwater, Florida 34616.


Item 2.  Identity and Background.

         This Schedule 13D is being filed by General Parts, Inc., a North Carolina corporation ("GPI").

         The principal business of GPI is distributing and selling after market automotive parts, tools, supplies, equipment and accessories to independent jobbers, professional mechanics and "do-it-yourself" customers. GPI's principal business and principal office is 2635 Millbrook Road, Raleigh, NC 27604.

         GPI has not during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party of a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         GPI and Company have entered into a Stock Purchase Agreement, dated as of February 16, 1999 (the "Agreement"), with Thomas D. Cox and Robert A. Cox (the "Sellers") whereby (i) a to-be-formed wholly owned subsidiary of GPI ("Merger Sub") will merge into the Company and (ii) each outstanding share of capital stock of the Company will be converted into the right to receive $3.00 in cash (subject to adjustment). A copy of the Agreement is filed as Exhibit A hereto and is incorporated herein by reference.

         The Merger is expected to cost approximately $10.5 million. GPI expects to fund the Acquisition with working capital.

Item 4.  Purpose of Transaction.

         GPI entered into the Agreement in order to effect the Merger, with GPI becoming the sole shareholder of the Company.

         Upon consummation of the Merger, GPI plans to effect few changes in Company. Such changes may include changes in the officers and directors of the Company. In addition, GPI may prepay certain outstanding indebtedness of Company of approximately $16.3 million.

         After consummation of the Merger, the Common Stock will be delisted from the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act").


Item 5.  Interest in Securities of the Company.

         Based on information made available by Company, GPI believes that it has the right to demand the voting by the Sellers of 1,857,400 shares of Common Stock, or approximately 54.4% of the Common Stock outstanding. GPI is reporting this 54.4% figure solely for the purpose of establishing how many shares of Common Stock GPI may be deemed to have shared voting power under the Agreement, and such figure should not be relied upon for any other purposes. GPI does not have sole power to vote or sole or shared power to dispose of any shares of Company.

         Other than entering into the Agreement, GPI has not engaged in any transaction involving any securities issued by Company within the 60-day period immediately preceding the date of this Schedule 13D and, with the exception of the shares of Common Stock described above, GPI does not beneficially own any securities issued by Company.

         Notwithstanding anything to the contrary contained in this Schedule 13D, and in accordance with Rule 13d-4 promulgated under Act, the filing of this
Schedule 13D shall not be construed as an admission that GPI is the beneficial owner of such shares.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as set forth in the Agreement, which is incorporated by reference herein, GPI is not a party to any contracts, arrangement, understandings or relationships (legal or otherwise) with respect to any securities of Company. The Agreement provides for, among other things, (i) the Merger, pursuant to which each outstanding share of the Company will be converted to the right to receive $3.00 in cash (subject to adjustment) and (ii) the agreement of the Sellers to approve the Merger and the other transactions contemplated by the Agreement at the Company shareholders meeting called for that purpose.


Item 7.  Material to be Filed as Exhibits.

Exhibit A.   Stock Purchase Agreement among Thomas D. Cox, Robert A. Cox, the
             Parts Source, Inc. and General Parts, Inc. dated February 16, 1999.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 26, 1999
---------------------------
Date


/s/ William D. Kuykendall
---------------------------
Signature


William D. Kuykendall
---------------------------
Name/Title

                                  EXHIBIT LIST

Exhibit           Item

A. Stock Purchase Agreement among Thomas D. Cox, Robert A. Cox, the Parts Source, Inc. and General Parts, Inc. dated February 16, 1999.

Exhibit A

                     STOCK PURCHASE AGREEMENT

      THIS STOCK PURCHASE AGREEMENT (the "Agreement") is made and entered into this 16th day of February, 1999, by and among THOMAS D. COX and ROBERT A. COX (referred to collectively as "Stockholders"), THE PARTS SOURCE, INC. d/b/a Ace Auto Parts, a Florida corporation (hereinafter referred to as "ACE"), and GENERAL PARTS, INC., a North Carolina corporation (hereinafter referred to as "GPI").

                        W I T N E S S E T H  T H A T:

      WHEREAS, Stockholders own a controlling interest in the issued and outstanding capital stock of ACE; and

      WHEREAS, the parties hereto desire that GPI acquire all of the issued and outstanding capital stock of ACE (the "Merger"); and

      WHEREAS, as a condition to the Merger, each of the Stockholders agree, among other things, to execute an agreement whereby they covenant not to compete with GPI, and covenant to maintain the confidentiality of certain information of GPI.

      NOW, THEREFORE, in consideration of the foregoing and of the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound adopt this plan of share acquisition and agree as follows:

      1.    PLAN OF SHARE ACQUISITION.  The parties agree as follows:

            (a) GPI shall form a wholly owned subsidiary ("Newco") in the State of Florida for the sole purpose of effecting the Merger pursuant to which GPI will acquire all of the outstanding capital stock of ACE. GPI shall cause Newco and the Stockholders shall cause ACE to enter into articles of merger (the "Articles of Merger") under the laws of the State of Florida. The Articles of Merger shall be substantially in the form attached hereto as Exhibit 1(a) and shall provide for the merger of Newco into ACE. The Merger and the other transactions contemplated hereby shall become effective on the date the Articles of Merger become effective with the Secretary of State of Florida (the "Effective Time"). Upon the terms and subject to the conditions of this Agreement, ACE shall execute and file the Articles of Merger with the Secretary of State of Florida in connection with the Closing (as defined herein).

            (b) At the Effective Time, by virtue of the Merger and without any action of GPI, ACE, Newco or the Stockholders: (i) each share of $.001 par value common stock of ACE ("ACE Common Stock") issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive from GPI a cash payment in the amount of $3.00, subject to adjustment as set forth below (the "Cash Payment"); and (ii) each share of Newco common stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into one share of ACE Common Stock. In the event ACE shall fail to realize a net profit of at least $75,000 (as determined under generally accepted accounting principles ("GAAP") applied on a consistent basis with ACE's ordinary past practices) during the period beginning on January 1, 1999 and ending on March 31, 1999, then the Cash Payment shall be reduced PRO RATA by an amount equal to the difference between $75,000 and the actual net profit realized through such period up to a maximum reduction of $75,000. Further, if the book value of the assets of ACE as of the date of the audited balance sheet to be prepared by Grant Thornton LLP, ACE's regular accounting firm, in accordance with GAAP, which is to be delivered to GPI at least 25 days prior to the Effective Time (the "Final Book Value"), is more than $100,000 less than the Base Book Value (as defined herein), then the Cash Payment per share shall be recalculated (in the same manner previously used to arrive at the Cash Payment per share) using the Final Book Value. Base Book Value shall equal $9,611,697.

            (c) The articles of incorporation and the bylaws of ACE shall not be changed or affected by the Merger. The existence of ACE shall continue under the laws of the State of Florida unaffected and unimpaired by the Merger and ACE shall become a wholly owned subsidiary of GPI.

            (d) At the Effective Time, each option to purchase one share of ACE Common Stock (an "ACE Option") granted by ACE, which is outstanding at the Effective Time, whether or not exercisable, shall be canceled in exchange for the right to receive a cash amount (the "Net Cash Amount") equal to the difference (if positive) between (i) the Cash Payment and (ii) the per share exercise price of the ACE Option. At the Effective Time, each such ACE Option shall no longer represent the right to purchase shares of ACE Common Stock, but in lieu thereof shall represent only the nontransferable right to receive the Net Cash Amount.

            (e) Each of the shares of ACE Common Stock held by ACE or by GPI shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

      2.    INFORMATION STATEMENT; APPROVAL BY STOCKHOLDERS.

            (a) ACE shall call a shareholders' meeting (the "Meeting"), to be held 20 calendar days after mailing of the Information Statement (as defined herein) to all shareholders of ACE, for the purpose of voting upon the approval of the Merger and the other transactions contemplated hereby. In connection with the Meeting, (i) ACE shall prepare an information statement (the "Information Statement") pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, as amended, and ACE and its officers and directors shall use their best efforts to have such Information Statement approved by the SEC as promptly as practicable, (ii) ACE shall cause the Information Statement to be mailed to its shareholders as promptly as practicable, and (iii) the parties shall furnish to each other all information concerning them that they may reasonably request in connection with such

      Information Statement. GPI, the Stockholders and ACE shall make all necessary filings with respect to the Merger under the securities laws.

            (b) The Stockholders by their execution of this Agreement do hereby irrevocably agree to vote to approve the Merger and the other transactions contemplated hereby at the Meeting.

      3. FURTHER ASSURANCES. At the Closing and from time to time thereafter, Stockholders and ACE shall execute such additional instruments and take such other action as GPI may request in order to effect the Merger and the other transactions contemplated in this Agreement.

      4. CLOSING. The closing of the Merger and the other transactions contemplated by this Agreement (the "Closing") will take place at 9:00 A.M. on the date that the Effective Time occurs, or at such other time as the parties may mutually agree. The Closing shall be held at the offices of William J. Schifino, Schifino & Fleischer, P.A., 1 Tampa City Center, Suite 2700, Tampa, Florida, or such other location as may be mutually agreed upon by the parties. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by each party, the parties shall use their reasonable efforts to cause the Closing to occur on the first business day following the satisfaction of all unwaived conditions precedent to the Closing set forth herein.

      5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACE AND STOCKHOLDERS. ACE and the Stockholders make the following representations and warranties to GPI, each of which shall be true and correct as of the date hereof and as of the
Closing:

            (a) Organization. ACE is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and is qualified to do business in all such other states in which it is now conducting business with full requisite corporate power to carry on the business as now being conducted and to own and operate the properties and assets now owned by it.

            (b) Authorized Stock. There are 2,000,000 shares of preferred stock, $.001 par value, of ACE authorized, none of which are issued and outstanding. There are 10,000,000 shares of ACE Common Stock authorized, 3,412,273 shares of which are issued and outstanding. The Board of Directors of ACE has reserved 300,000 shares of ACE Common Stock for issuance under a non-qualified stock option plan. As of the date of this Agreement, there are options for 340,000 shares of ACE Common Stock issued and outstanding. Schedule 5(b) sets forth a list of all option holders, the number of options held and the respective exercise prices of such options. Except for such options to purchase ACE Common Stock outstanding under the stock option plan, there are no outstanding commitments or other binding obligations of any character whatsoever relating to shares of the capital stock of ACE. All issued and outstanding shares of ACE Common Stock have been validly issued, fully paid and are non-assessable.

            (c) Subsidiaries. ACE has no subsidiaries, joint ventures or other equity interests in any other entities

            (d) Authority; Binding Agreement. ACE and the Stockholders have full power, authority and capacity to execute this Agreement and to consummate the other transactions contemplated hereby. This Agreement has been duly executed and delivered by ACE and the Stockholders and constitutes the valid and binding agreement of ACE and the Stockholders enforceable in accordance with its terms subject, as to the enforcement of remedies, to general equitable principles and to bankruptcy, insolvency and similar laws affecting creditors' rights generally.

            (e) Title to ACE Common Stock. The Stockholders have good and marketable title to 1,857,400 shares of ACE Common Stock, which constitute 54.4% of all outstanding shares of ACE Common Stock. The Stockholders have the absolute right to vote their shares of ACE Common Stock and to sell, assign and transfer their shares of ACE Common Stock, free and clear of liens, pledges, encumbrances, claims, interests and restrictions.

            (f) Proceedings. There are no court proceedings at law or in equity and no proceedings or investigations before any commission or administrative authority pending or threatened, or any orders or judgments in effect against or affecting the ACE Common Stock owned by the Stockholders, ACE's business or the right to carry on ACE's business as conducted as of the date of this Agreement or affecting the ACE Common Stock to be acquired hereunder or seeking to enjoin or challenge the validity of the Merger or the other transactions contemplated hereby.

            (g) Contracts. ACE is not a party to any written or oral: (1) contract not made in the ordinary course of business; (2) contract for special pricing, discounts or customer service, except as set forth on
      Schedule 5(g)(2); (3) employment contract which is not terminable by ACE without cost or other liability to ACE; (4) labor union or collective bargaining contract, pension or profit sharing agreements of any kind, except as set forth on Schedule 5(g)(4); (5) leases with respect to real or personal property (including equipment), whether as lessee or lessor, except such leases described on Schedule 5(g)(5). ACE is not in default under any lease or other contract to which it is a party; and, all such agreements are enforceable in accordance with their terms and will survive Effective Time.

            (h) No Violation; Consents. Neither the Stockholders nor ACE is, individually or collectively, subject to, or is a party to any charter or bylaw, or any mortgage, lien, lease, agreement, contract, instrument, law, rule, regulation, order, judgment or decree, or any other restriction of any kind or character, which (i) materially and adversely affects the business, capital stock, operations or financial condition of ACE or any of its assets or property, or (ii) would prevent consummation of the transactions contemplated by this Agreement or would be violated or breached in any material respects by consummation of such transactions, or
      (iii) would prevent the Stockholders from complying in any material respects with the terms, conditions and provisions of the Agreement, or
      (iv) would materially and adversely affect the ability of GPI to operate ACE's business after the Effective Time on substantially the same basis as theretofore operated, or (v) would require the consent of any third party to the transactions contemplated herein, except as is necessary to effectuate an
                                    -4-
      assignment of the lease of any property or equipment currently leased by ACE, which consents are set forth on Schedule 5(h) and which shall be obtained before the Effective Time.

            (i) Taxes. ACE has paid all taxes due and/or assessed and owed by it with respect to its business and assets which are due and payable as of the date hereof, and will duly file all federal, state, local and other returns which are required to be filed and which are due prior to the Closing, and will pay all taxes shown on such returns and all assessments received by it to the extent that such taxes have become due. No unexpired waivers executed by ACE of the statute of limitations for federal or state purposes or extensions of time to file a return are outstanding and in effect.

                  ACE is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and tax withholding requirements under federal, state and local tax laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a material adverse affect on ACE's business, financial condition or results of operations.

            (j) Alien Status. None of the Stockholders is a "foreign person" within the meaning of Section 1445 of the Internal Revenue Code of 1986 as amended.

            (k) Environmental. The Stockholders and ACE each warrant and represent to their best knowledge after due inquiry, that with respect to the real property used by ACE, including store locations, if any, (as owner, tenant, lessee or otherwise) throughout the period of ACE's use and occupancy of such property, ACE has neither done nor caused to be done any act on or use of such property that would prevent such property from complying with all applicable environmental statutes, laws, rules and regulations of all state, federal, local and other applicable governmental and regulatory authorities, agencies and bodies, and all such applicable statutes, laws, rules and regulations having to do with toxic or hazardous wastes or materials, including, but not limited to, the Federal Clean Air Act, the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, and the regulations promulgated thereunder. Each of the Stockholders and ACE shall jointly and severally hold GPI free and harmless from and shall indemnify GPI against any claim, demand, liability, cost or charge whatsoever, including reasonable attorneys' fees and costs, which GPI may otherwise incur by reason of said warranty and representation proving to be false or untrue in any material respect. For this purpose, a claim, demand, liability, cost or charge against ACE after Effective Time arising out of an event, condition, or circumstance prior to Effective Time shall be deemed a claim, demand, liability, cost or charge against GPI. The representations, warranties and indemnity contained in this Section 5(k) shall survive the Effective Time and the termination of any lease or tenancy of any store locations in which ACE is lessee or tenant, and shall continue for so long as GPI may be subject to liability for any matters enumerated in this Section
                                    -5-

      5(k) arising during ACE's use and occupancy of the real property and store locations prior to the Effective Time.

                  In addition, the Stockholders have disclosed on Schedule 5(k) all material information of which any of the Stockholders has knowledge pertaining to the condition or use of the real property or any store location existing or occurring prior to the use or occupancy of such property by ACE that could cause such property to be in violation of the above-referenced laws, statutes and regulations.

            (l) Condition of Assets. ACE has good and marketable title to all of its respective properties and assets, tangible and intangible, used by it in its business, subject to such liens, mortgages and encumbrances as set forth on Schedule 5(l). All of the equipment and all other assets owned by ACE in all material respects are in good operating condition and repair, ordinary wear and tear excepted.

            (m) Financial Reports. ACE's annual financial report, the interim financial reports and other financial information which have been or prior to the Effective Time will be provided to GPI, or are contained in any form, proxy statement, registration statement, report, schedule or any other document filed pursuant to the federal or any state securities laws, as of their dates, are a fair and accurate representation of the financial condition and operations of ACE's business prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved.

            (n) Insurance. ACE has and the Stockholders shall cause ACE to continue to maintain in force insurance coverage comparable to existing coverage with respect to the business and ACE's assets through the Effective Time. A schedule of all such insurance coverage is attached hereto as Schedule 5(n).

            (o) Disclosure. No statement, certificate, instrument or other writing furnished or to be furnished by ACE or any affiliate thereof to GPI pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that ACE or any affiliate thereof is responsible for filing with any regulatory authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable law.
            .
            (p) Sale of Purchased Assets. After the date hereof and prior to the Effective Time, ACE will not, and Stockholders will not permit ACE to, sell or otherwise dispose of any of its assets, except in the ordinary course of business as currently conducted, without GPI's written permission.

            (q) Adverse Change. Except as set forth on Schedule 5(q), since December 31, 1997, ACE has made no change in its issued or outstanding capital stock and has not granted or made any option or other agreement with respect to its capital stock; and has not paid or declared any dividend or other distribution in respect to its capital stock; there has been no material adverse change in the condition, financial or otherwise, of ACE. Since December 31, 1997, the compensation paid to all officers, directors, the Stockholders and key employees as contained in the financial reports of ACE provided to GPI by the Stockholders are listed on Schedule 5(q), and ACE has not increased the compensation of any of such officers, directors, Stockholders or key employees, except ordinary and routine merit increases disclosed on said
      Schedule 5(q); nor have any payments been made to any officer, director or employee except for ordinary salaries and ordinary expense reimbursements; nor has ACE incurred any additional indebtedness or entered into any written or oral agreement, contract or commitment other than in the ordinary course of business.

            (r) Officers and Directors. Attached hereto and marked Schedule 5(r) is a list of the directors and officers of ACE, and there are no other officers or directors or persons having power of attorney or other effective control in any form of ACE.

            (s) Customer Relations. At the date hereof, all of ACE's business relationships with its respective customers and suppliers are continuing and satisfactory and neither ACE nor the Stockholders knows or has any reasonable grounds to know of any matters or conditions which might have an adverse effect on ACE's continuing and satisfactory business relationships with any of ACE's material customers or suppliers.

            (t) Customer Loans. Except as set forth on Schedule 5(t), neither ACE nor the Stockholders have any knowledge or any grounds to believe that any customer loan or other obligation on which ACE is contingently liable as endorser, co-maker or otherwise is in default or that default is pending or threatened.

            (u) Unknown Liabilities. All known assets and liabilities (including but not limited to, stockholder claims, claims for fraudulent actions or violations of law and regulations and any claim involving any type of taxes attributable to the time period or operations of business prior to Effective Time) of ACE are reflected on the annual financial reports and any interim financial reports of ACE.

            (v) State Takeover Laws. ACE and each of the Stockholders has taken all necessary action to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share" or other anti-takeover laws (collectively, "Takeover Laws") under the Florida Business Corporation Act or any other applicable law.

            (w) Approval by the Stockholders. The approval by the Stockholders pursuant to Section 2(b) hereof constitutes the only shareholder approval required under applicable Florida law, the federal securities law and the rules of the National Association of Securities Dealers, Inc. to consummate the Merger and the other transactions contemplated by this Agreement.

            (x) Board Recommendation. The Board of Directors of ACE, at a meeting duly called and held, has by unanimous vote of those directors present (who constituted all of the directors then in office) (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the shareholders and (ii) resolved to recommend that the holders of the shares of ACE Common Stock approve the Merger and the other transactions contemplated hereby.

            (y) Reports. Since January 1, 1993, ACE has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with regulatory authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

            (z) APS Shareholders. In connection with any agreement to purchase, repurchase, redeem or otherwise acquire or exchange, directly or indirectly, any shares of ACE Common Stock beneficially owned by APS, each of the Stockholders and ACE has disclosed to APS any and all material information regarding ACE's business, financial condition and results of operations including, but not limited to, all material information concerning the Merger and the other transactions contemplated by this Agreement.


      6. REPRESENTATIONS, WARRANTIES AND COVENANTS OF GPI. GPI makes the following representations and warranties to ACE and the Stockholders, each of which shall be true and correct as of the Effective Time:

            (a) Organization. GPI is a corporation duly organized and validly existing and in good standing under the laws of the State of North Carolina and has the corporate power to own its properties and carry on its businesses now being conducted.

            (b) Authority. GPI has the corporate power to execute and perform this Agreement and to consummate the other transactions contemplated hereby.

            (c) Binding Agreement. Execution and delivery of this Agreement has been duly authorized by all necessary corporate action and neither the execution nor delivery of this Agreement, nor the performance, observation or compliance with the terms and provisions of this Agreement will violate any provision of law, any order of any court or other governmental agency, the certificate of incorporation or bylaws of GPI or any other agreement to which GPI is a party or by which GPI is bound or by which any of its property is bound.

            (d) Disclosure. The representations and warranties set forth in this Agreement or any exhibit, schedule, list or other document delivered by GPI to ACE or the Stockholders pursuant hereto, do not contain any untrue statement of material fact or omit to state any material fact necessary in light of the circumstances under which they were made to make the statements contained herein not misleading.


      7. CONDUCT OF BUSINESS PENDING CLOSING. ACE and the Stockholders each covenant and agree as follows:

            (a) Except as otherwise requested by GPI, and without making any commitments on GPI's behalf, ACE and the Stockholders shall use their best efforts in the normal course of business to keep available to GPI the services of the employees and the suppliers of ACE, and to preserve for GPI the goodwill of the customers of ACE and others having business relations with it. ACE will conduct its business in the normal, usual manner, and will use its best efforts to preserve the assets intact. ACE shall notify GPI of any event or transaction of which it becomes aware prior to the Effective Time which could materially affect its business or assets in an adverse manner. In addition, ACE shall provide GPI with a copy of its monthly financial statements promptly after the close of each month prior to the Effective Time.

                  At all times from the date hereof until the Effective Time, ACE will, and the Stockholders will cause ACE to,: (i) maintain its corporate existence in good standing; (ii) carry on its business in the ordinary and usual manner and use their best efforts to preserve its business organization; (iii) maintain and keep its property in good repair, working order and condition; (iv) maintain proper business and accounting records and maintain presently existing insurance on its properties; and (v) keep GPI informed of any material changes or transactions that affect its business, financial condition or results of operations.

            (b) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of GPI shall have been obtained, and except as otherwise expressly contemplated herein, each of the Stockholders and ACE covenants and agrees that ACE will not, and the Stockholders will cause ACE to not, do or agree or commit to do any of the following:

                  (i) amend its articles of incorporation, bylaws or other governing instruments, or

                  (ii) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $5,000 except in the ordinary course of the business consistent with past practices, or impose, or suffer the imposition, on any of its assets of any lien or permit any such lien to exist; or

                  (iii) repurchase, redeem or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of ACE, or declare or pay any dividend or make any other distribution in respect of ACE's capital stock; or

                  (iv) except for this Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of ACE Common Stock or any other capital stock of ACE, or any stock appreciation rights, or any option, warrant or other equity right; or

                  (v) adjust, split, combine or reclassify any capital stock of ACE or issue or authorize the issuance of any other securities in respect of or in substitution for shares of ACE Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any asset having a book value in excess of $5,000 other than in the ordinary course of business for reasonable and adequate consideration; or

                  (vi) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, asset transfers, or purchase of any assets, in any person, or otherwise acquire direct or indirect control over any person, other than in connection with foreclosures in the ordinary course of business; or

                  (vii) grant any increase in compensation or benefits to the employees or officers, except as required by law; pay any severance or termination pay or any bonus; enter into or amend any severance agreements with officers; grant any material increase in fees or other increases in compensation or other benefits to directors; or voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits or other equity rights; or

                  (viii) enter into or amend any employment contract (unless such amendment is required by law) that ACE does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time; or

                  (ix) adopt any new employee benefit plan or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by law, the terms of such plans or consistent with past practice; or

                  (x) make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or GAAP; or

                  (xi) commence any litigation other than in accordance with past practice or settle any litigation involving any liability of ACE for material money damages or restrictions upon the operations of ACE; or

                  (xii) except in the ordinary course of business, enter into, modify, amend or terminate any material contract (including any loan contract with an unpaid balance exceeding $5,000) or waive, release, compromise or assign any material rights or claims.


      8.    OTHER AGREEMENTS.

            (a) Press Releases. Prior to the Effective Time, ACE and GPI shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this
      Section 8(a) shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such party's disclosure obligations imposed by law.

            (b) Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, neither ACE nor any Stockholder nor any affiliate thereof nor any representatives thereof shall directly or indirectly (i) solicit, initiate or knowingly encourage the submission of any Takeover Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action designed or reasonably likely to facilitate any inquiries or the making of any proposal that constitutes any Takeover Proposal, provided, however, that if, at any time prior to the Meeting the Board of Directors of ACE determines in good faith, after consultation with outside counsel, that it is reasonably advisable to do so in order to comply with its fiduciary duties to stockholders under applicable law, ACE may, in response to a Takeover Proposal which was not solicited subsequent to the date hereof,
      (x) furnish information with respect to such party to any person pursuant to a customary confidentiality agreement and (y) participate in discussions and negotiations regarding such Takeover Proposal. For purposes of this Agreement, "Takeover Proposal" means any inquiry, proposal or offer from any person other than GPI relating to any direct or indirect acquisition or purchase of a substantial amount of assets of ACE and/or its subsidiaries, taken as a whole (other than the purchase of products in the ordinary course of business), or more than a 20% interest in the total voting securities of ACE or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of equity securities of ACE or any of its subsidiaries or any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving ACE or any of its subsidiaries.

            (c) Stockholder Releases. Each Stockholder hereby releases, remises and forever discharges ACE and its representatives, affiliates and insurers, and their respective successors and assigns, and each of them (hereinafter individually and collectively, the "Releasees") of and from any and all claims, demands, debts, accounts, covenants, agreements, obligations, costs, expenses, actions or causes of action of every nature,

                                      -11
      character or description, now accrued or which may hereafter accrue, without limitation of law, equity or otherwise, based in whole or in part on any facts, conduct, activities, transactions, events or occurrences known or unknown, which have or allegedly have existed, occurred, happened, arisen or transpired from the beginning of time to the Effective Time (the "Released Claims"). Each Stockholder represents and warrants that no Released Claim released herein has been assigned, expressly, impliedly or by operation of law, and that all Released Claims of such Stockholder released herein are owned by such Stockholder, who has the sole authority to release them. Each Stockholder agrees that such holder shall forever refrain and forebear from commencing, instituting or prosecuting any lawsuit action or proceeding, judicial, administrative or otherwise, or otherwise attempting to collect or enforce any Released Claims which are released and discharged herein.

            (d) State Takeover Laws. ACE and each Stockholder shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable Takeover Law.

            (e) Charter Provisions. ACE and each Stockholder shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any person under its articles of incorporation, bylaws or other governing instruments or restrict or impair the ability of GPI or any of its subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of ACE Common Stock that may be directly or indirectly acquired or controlled by them.

            (f) Investigation and ConfidentialPrior to the Effective Time, ACEAC ACE shall keep GPI GPI advised of all material developments relevant to its business and to consummation of the Merger and shall permit GPI GGGGto make or cause to be made such investigation of the business and properties of AACE and of its respective financial and legal conditions as GPI reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a party shall affect the representations and warranties of the other party.

            In addition to GPI's obligations under the confidentiality agreement dated as of January 19, 1999 entered into between ACE and GPI, which is hereby reaffirmed, extended and incorporated by reference herein, GPI shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by ACE concerning ACE and its businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, GPI shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from ACE.

                  Each party agrees to give the other party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant or agreement of the other party or which has had or is reasonably likely to have a material adverse affect on the business, financial condition and results of operations of a party, as applicable.

            (g) Applications; Antitrust Notification. GPI shall promptly prepare and file, and ACE shall cooperate in the preparation and, where appropriate, filing of, applications with all regulatory authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite consents necessary to consummate the transactions contemplated by this Agreement. To the extent required by the HSR Act, each of the parties will promptly within five business days of the date hereof file with the United States Federal Trade Commission and the United States Department of Justice the notification and report form required for the transactions contemplated hereby and any supplemental or additional information which may reasonably be requested in connection therewith pursuant to the HSR Act and will comply in all material respects with the requirements of the HSR Act. The parties shall deliver to each other copies of all filings, correspondence and orders to and from all regulatory authorities in connection with the transactions contemplated hereby.

                  (h) Release of Personal Guarantees. GPI shall use commercially reasonable efforts to have the Stockholders released from the personal guaranties listed on Schedule 8(h); provided, however, that in the event GPI is unable to have such guaranties released, GPI hereby agrees to indemnify the Stockholders from any loss or claim made pursuant to such guaranties.

      9. CONDITIONS PRECEDENT TO OBLIGATIONS OF GPI. The obligations of GPI to consummate the transactions provided for under this Agreement are subject to the satisfaction of the following conditions, unless waived by GPI pursuant to
Section 21:

            (a) Prior to or simultaneous with the Closing, Stockholders and ACE shall have performed all acts required of them under the terms of this Agreement which are to be performed prior to the Closing.

            (b) At the Meeting, the Stockholders shall have approved this Agreement and the other transactions contemplated hereby; and such approval solely by the Stockholders shall constitute all of the shareholder approval required under applicable law and by the provisions of any governing instruments to effect the Merger and the other transactions contemplated hereby.

            (c) The Stockholders shall have delivered to GPI an opinion of Schifino & Fleischer, P.A., Attorneys at Law, Tampa, Florida, Attorney for ACE, dated as of the Closing, to the effect that ACE's existence, good standing and authorized and issued and outstanding capital stock are as set forth above; that ACE has full authority to consummate the transactions provided for herein; that the ACE Common Stock owned by the Stockholders constitutes greater than fifty-one percent (51%) of all of the issued and outstanding shares of the capital stock of ACE; that approval of the Merger and the other transactions contemplated hereby solely by the Stockholders constitutes all of the shareholder approval required under applicable law and by the provisions of any governing instruments to effect the Merger and the other transactions contemplated hereby; that all necessary corporate action under the laws and rules of the State of Florida, the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq"), and any other applicable rule or law has been completed in a favorable manner; and, that they do not know or have reasonable grounds to know of any litigation, proceeding or governmental investigation pending or threatened against or relating to ACE or its properties or businesses, or the ability of the Stockholders and ACE to enter into and perform the terms of the Agreement, except for those noted in the opinion.

            (d) The Stockholders and ACE, in all instances where necessary, shall have secured and delivered to GPI the written consent of any person, natural or corporate, from whom consent or approval is required, to any or all of the transactions contemplated by this Agreement.

            (e) Each of the Stockholders shall have entered into a Non-competition and Confidentiality Agreement with GPI for a period of five (5) years substantially in the form of Exhibit 9(e)(1) and shall have entered into a Consulting Agreement with GPI in the form of Exhibit 9(e)(2).

            (f) GPI may obtain prior to the Closing a Phase I Environmental Audit Report conducted by one or more environmental engineering firms selected by GPI indicating in a manner acceptable to GPI that the Real Property owned, used or occupied by ACE ("Real Property") complies with all applicable environmental statutes, laws, rules and regulations of all state, federal, local and other applicable governmental and regulatory authorities, agencies and bodies, and all applicable statutes, rules, laws and regulations having to do with toxic or hazardous wastes or materials, including, but not limited to, the Federal Clean Air Act, the Federal Water Pollution Control Act, and the Comprehensive Environmental Response, Compensation and Liability Act of 1980. In the event any violation or potential violations are indicated in the aforesaid Phase I Environmental Audit Report, ACE shall conduct a Phase II Environmental Audit Report on the Real Property. The cost of all Phase I Environmental Audit Reports shall be paid equally by ACE and GPI, and the cost of all Phase II Environmental Audit Reports shall be paid solely by ACE. If the Phase II Environmental Audit Report discloses circumstances that in the sole judgment of GPI require remediation, the cost of any such remediation shall be at the sole expense of ACE. Such costs shall be paid and the remediation shall be completed prior to the Closing or otherwise adequately provided for to the satisfaction of the GPI. The parties agree and understand that the obligations of GPI under this Agreement are expressly conditioned upon there being no adverse environmental conditions on any such Real Property, or that any adverse environmental conditions have been remedied to the sole satisfaction of the GPI.

            (g) All consents of, filings and registrations with, and notifications to, all regulatory authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired. No consent obtained from any regulatory authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of assets) which in the reasonable judgment of the Board of Directors of GPI would so materially adversely impact the economic or business benefits assumptions of the transactions contemplated by this Agreement that, had such condition or requirement been known, GPI would not, in its reasonable judgment, have entered into this Agreement. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

            (h) The accuracy of the representations and warranties of ACE and the Stockholders set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Closing with the same effect as though all such representations and warranties had been made on and as of the Closing.

            (i) Each of the Stockholders and ACE shall have delivered to GPI (i) a certificate, dated as of the Closing and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 9(h) have been satisfied, and
      (ii) certified copies of resolutions duly adopted by ACE's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as GPI and its counsel shall request.

            (j) Each of the persons identified in Schedule 9(j) shall have executed and delivered to GPI an employment agreement in substantially the form of Exhibit 9(j).

            (k) The shareholders of ACE shall have approved the Merger and the other transactions contemplated hereby, as and to the extent required by applicable law and by the provisions of any governing instruments.

            (l) As of the date of the Meeting, holders of no more than 10,000 shares of ACE Common Stock shall have filed with ACE a notice that such holder intends to perfect his dissenters' rights with respect to such ACE Common Stock (except for such shareholders who have withdrawn such notice and voted in favor of the Merger and the other transactions contemplated hereby); provided, however, if GPI in its sole and absolute discretion waives such condition pursuant to Section 21, any holder of shares of ACE Common Stock who perfects his dissenters' rights in accordance with and as contemplated by Section 607.1302 of the Florida Statutes shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of law; provided, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the Florida Statutes and surrendered to ACE the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of ACE fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, GPI shall issue and deliver the Cash Payment per share to which such holder of shares of ACE Common Stock is entitled under Section 1(b) (without interest thereon) (less any required withholding of taxes) upon surrender by such holder of the certificate or certificates representing shares of ACE Common Stock held by him. If and to the extent required by applicable law, GPI will establish (or cause to be established) an escrow account with an amount sufficient to satisfy the maximum aggregate payment that may be required to be paid to dissenting shareholders. Upon satisfaction of all claims of dissenting shareholders, the remaining escrowed amount, reduced by payment of the fees and expenses of the escrow agent, will be returned to GPI.

            (m) Raymond & James, Inc. shall have delivered to ACE its opinion that the consideration to be received by the shareholders of ACE in connection with the Merger is fair, from a financial point of view, to such shareholders and that such opinion shall not have been withdrawn.

            (n) It is acknowledged by the parties hereto, that as of the date of execution of this Agreement, certain schedules and exhibits to this Agreement to be furnished by ACE and the Stockholders have not been furnished. All such schedules and exhibits shall be provided by ACE or the Stockholders to GPI within 15 calendar days of the date of execution hereof. GPI shall have five business days after receipt to raise objections to such schedules and exhibits. If such objections cannot be resolved to the reasonable, good faith satisfaction of GPI, this condition precedent shall be deemed not to have been met.

      10.   CONDITIONS PRECEDENT TO OBLIGATIONS OF ACE AND THE
STOCKHOLDERS. The obligations of ACE and the Stockholders to consummate the transactions provided for under this Agreement are subject to the following actions, performances and deliveries of certain documents to the reasonable satisfaction of ACE and the Stockholders, at or prior to the Effective Time as herein provided, unless waived pursuant to Section 21:

            (a) GPI shall have delivered to ACE and the Stockholders resolutions of the Board of Directors of GPI authorizing GPI to enter into this Agreement, establish Newco as its wholly owned subsidiary, and perform all other acts contemplated by this Agreement.

            (b) GPI shall deliver to ACE and the Stockholders an opinion of W. Gerald Thornton, Attorney at Law, Raleigh, North Carolina, Attorney for GPI, dated as of the Closing, to the effect that GPI is duly organized and in good standing under the laws of the State of North Carolina; that GPI has full authority to consummate the transactions contemplated herein; and that he does not know or have reasonable grounds to know of any litigation, agreement, proceeding or governmental investigation pending or threatened against or relating to GPI that would make this Agreement unenforceable against GPI in accordance with its terms.

            (c) The Exchange Agent shall have delivered to ACE and the Stockholders a certificate, dated as of the Closing, to the effect that the Exchange Agent has received from GPI sufficient funds to pay the consideration required by Section 1(b).

            (d) Raymond & James, Inc. shall have delivered to ACE its opinion that the consideration to be received by the shareholders of ACE in connection with the Merger is fair, from a financial point of view, to such shareholders and that such opinion shall not have been withdrawn.

      11. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All statements contained in this Agreement including exhibits and documents incorporated herein by reference, in any certificate or other instrument delivered by or on behalf of GPI, ACE and the Stockholders or in connection with the transactions contemplated hereby, shall be deemed representations and warranties by the party making the same. The representations and warranties herein made shall terminate immediately subsequent to the Closing, except for those representations and warranties made in (a) Sections 5(i), 5(k) or 5(z) of this Agreement, which representations and warranties shall survive until expiration of the applicable statutory period of limitations, and (b) Section 5(e), which representations and warranties shall have no time limit. The representations and warranties made herein shall survive any investigation made at any time by or on behalf of any party hereto or any knowledge acquired as to the accuracy or inaccuracy of any such representation or warranty. This Agreement shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their successors, personal representatives, and permitted assigns.

      12. INDEMNIFICATION.

            (a) Agreement of Indemnitors to Indemnif Subject to the terms and conditions of this Section 12, each of the Stockholders and ACE (the "Indemnitors") jointly and severally agree to indemnify, defend and hold harmless GPI and any of its affiliates ("Indemnitees"), and each of them, from, against, for and in respect of any and all losses asserted against, or paid, suffered or incurred by, an Indemnitee and resulting from, based upon or arising out of the inaccuracy, untruth, incompleteness or breach of any representation or warranty of any Indemnitor contained in or made pursuant to Sections 5(e), 5(i), 5(k) or 5(z) of this Agreement.


            (b) Procedures for Indemnification.


                  (i) An indemnification claim made pursuant to Section 12(a) (an "Indemnification Claim") shall be made by an Indemnitee by delivery of a written notice to a designated representative of the Indemnitor(s) (the "Indemnitor Representative") requesting indemnification and specifying the basis on which indemnification is sought and the amount of asserted losses and, in the case of any claim made by a third party (a "Third Party Claim"), containing (by attachment or otherwise) such other information as such Indemnitee shall have concerning such Third Party Claim.

                  (ii) The Indemnitor Representative shall have 30 days to object to such Indemnification Claim by delivery of a written notice of such objection to such Indemnitee specifying in reasonable detail the basis for such objection. Failure to timely so object shall constitute a final and binding acceptance of the Indemnification Claim by the Indemnitor Representative on behalf of all Indemnitors, and the Indemnification Claim shall be paid in accordance with Section 12(b)(iii). If an objection is timely interposed by the Indemnitor Representative and the dispute is not resolved by such Indemnitee and the Indemnitor Representative within 15 days from the date the Indemnitee receives such objection, such dispute shall be resolved by arbitration as provided in
      Section 12(e).

                  (iii) Upon determination of the amount of an Indemnification Claim, whether by agreement between the Indemnitor Representative and the Indemnitee or by an arbitration award or by any other final adjudication, the Indemnitors shall pay the amount of such Indemnification Claim within ten days of the date such amount is determined.

            (c) Survival. All representations, warranties and agreements referred to in Section 11 of this Agreement or in any certificate delivered pursuant to this Agreement shall survive for the periods indicated therein. All other provisions of this Agreement (including the respective covenants and obligations of each of the parties) shall survive the Closing.

            (d) Subrogation. Upon payment in full of any Indemnification Claim, whether such payment is effected by set-off or otherwise, or the payment of any judgment or settlement with respect to a Third Party Claim, the Indemnitors shall be subrogated to the extent of such payment to the rights of the Indemnitee against any person or entity with respect to the subject matter of such Indemnification Claim or Third Party Claim.

            (e) Arbitration. All disputes arising under this Section 12 (other than claims in equity) shall be resolved by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Arbitration shall be by a single arbitrator experienced in the matters at issue and selected by the Indemnitor Representative and GPI in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration shall be held in such place as may be specified by the arbitrator (or any place agreed to by the Indemnitor Representative, Parent and the arbitrator). The decision of the arbitrator shall be final and binding as to any matters submitted under this Section 12; provided, however, if necessary, such decision and satisfaction procedure may be enforced by either the Indemnitor Representative or GPI in any court of record having jurisdiction over the subject matter or over any of the parties to this Agreement. All costs and expenses incurred in connection with any such arbitration proceeding (including reasonable attorneys fees) shall be borne by the party against which the decision is rendered, or, if no decision is rendered, such costs and expenses shall be borne equally by the Indemnitors as one party and the Indemnitees as the other party. If the arbitrator's decision is a compromise, the determination of which party or parties bears the costs and expenses incurred in connection with any such arbitration proceeding shall be made by the arbitrator on the basis of the arbitrator's assessment of the relative merits of the parties' positions.

      13. TERMINATION.

            (a) Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of ACE, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

                  (i) By mutual consent of GPI and ACE; or

                  (ii) By either party (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a material breach by the other party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach and which breach is reasonably likely, in the opinion of the non-breaching party, to have, individually or in the aggregate, a material adverse effect on the business, operations or financial condition of the breaching party; or

                  (iii) By either party (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or

                  (iv) By either party (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event any consent of any regulatory authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal; or

                  (v) By either party in the event that the Merger shall not have been consummated by September 1, 1999, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement or the intentional or deliberate delay or other intentional or wrongful conduct by the party electing to terminate pursuant to this Section 13(a)(v); or

                  (vi) By either party (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 13(a)(v); or

                  (vii) By GPI, in the event that the Board of Directors of ACE shall have failed to reaffirm its approval of the Merger and the transactions contemplated by this

      Agreement (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger, or shall have affirmed, recommended or authorized entering into any other Acquisition Proposal or other transaction involving a merger, share exchange, consolidation or transfer of substantially all of the assets of ACE; or

                  (viii) By GPI, in the event (1) the Stockholders fail to vote their approval of the Merger and the other transactions contemplated hereby at the Meeting; (2) the shareholders of ACE fail to vote their approval of the Merger and the other transactions contemplated hereby at the Meeting, as and to the extent required by applicable law and by the provisions of any governing instruments; or (3) holders of more than 10,000 shares of ACE Common Stock shall have notified ACE of their intent to perfect their dissenters' rights with respect to such ACE Common Stock; provided, however, that GPI shall not have the right to terminate the Agreement under this Section 13(a)(viii)(3) in the event the Stockholders agree to indemnify GPI (in form satisfactory to GPI in its reasonable discretion) for any amounts owed to all holders who perfect their dissenters' rights in excess of the Cash Payment per share above the 10,000 share threshold.

            (b) In the event of the termination and abandonment of this Agreement pursuant to Section 13(a), this Agreement shall become void and have no effect, except that (i) the provisions of this Section 13(b),
      Section 17, Section 8(f) and Section 12 shall survive any such termination and abandonment.

      14. BROKERAGE. Each of the parties hereto shall indemnify the other and hold it or them harmless against and in respect of any claim, for brokerage or other commissions relative to this Agreement or to the transactions contemplated hereby, from any broker or similar person which said party hereto shall have retained relative to this Agreement or the transactions contemplated hereby, it being understood and agreed that any such broker or similar person shall be paid his brokerage or other commission by the party retaining him or it, as the case may be.

      15. NOTICES. All notices and communications pertaining to this Agreement or the transactions contemplated hereby shall be made in writing and shall be deemed sufficiently given if delivered in person to Stockholders or to GPI or mailed by first class registered mail, postage prepaid, addressed as follows:

      To GPI:                 General Parts, Inc.
                              P. O. Box 26006
                              Raleigh, North Carolina  27611
                              ATTN:  Bill Kuykendall

      With a copy to:         W. Gerald Thornton
                              Manning, Fulton & Skinner, P.A.
                              P. O. Box 20389
                              Raleigh, North Carolina  27619

      To ACE:                 ACE Auto Parts
                              1751 South Missouri Avenue
                              Clearwater, Florida 34616
                              ATTN:  Thomas D. Cox

      With a copy to:         William J. Schifino
                              Schifino & Fleischer, P.A.
                              One Tampa City Center, Suite 2700
                              201 North Franklin Street
                              Tampa, Florida 33602

      To Stockholders:        1751 South Missouri Avenue
                              Clearwater, Florida 34616
                              ATTN:  Thomas D. Cox

      With a copy to:         William J. Schifino
                              Schifino & Fleischer, P.A.
                              One Tampa City Center, Suite 2700
                              201 North Franklin Street
                              Tampa, Florida 33602

or to such other address or person with respect to any party as such party shall notify the others in writing as above provided.

      16. COMPLETE AGREEMENT. This Agreement (including the Exhibits and Schedules hereto) contains the entire agreement among the parties hereto with respect to the exchange and transfer and other transactions contemplated hereby and supercedes all prior agreements and undertakings between the parties with respect to such exchange and transfer and such transactions.

      17. EXPENSES.

            (a) Each party hereto shall pay its or his own expenses incident to the negotiation of and the preparation of this Agreement and the consummation of the transactions contemplated hereby, whether or not such transactions contemplated hereby are consummated. ACE shall pay all direct costs and expenses incurred in connection with the preparation and mailing of the Information Statement, including filing, registration and application fees, mailing fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants and counsel.

            (b) Notwithstanding the foregoing,

                  (i) if this Agreement is terminated by GPI pursuant to any of Sections 13(a)(ii), 13(a)(iii), 13(a)(vi), 13(a)(vii) or 13(a)(viii), or

                  (ii) if this Agreement is terminated by GPI pursuant to
      Section 13(a)(v) and the failure to close the Merger by September 1, 1999 is the result of either ACE's or the Stockholders' intentional or deliberate delay or other intentional or deliberate wrongful conduct, or

                  (iii) if the Merger is not consummated as a result of the failure of ACE or the Stockholders to satisfy any of the conditions set forth in Section 9, other than Section 9(c) or 9(m),

            then ACE and the Stockholders shall jointly, severally and promptly pay GPI the sum of (x) $486,667, which amount represents the parties' best estimate of the value of the management time, overhead, opportunity costs and other unallocated costs of GPI incurred by or on behalf of GPI in connection with the transactions contemplated by this Agreement which cannot be calculated with certainty, plus (y) all the out-of-pocket costs and expenses of GPI, including costs of counsel, investment bankers, actuaries and accountants up to but not exceeding an additional $100,000; provided, however, that in the event this Agreement is terminated by GPI pursuant to Section 13(a)(viii)(3) as a result of the Stockholders' failure to indemnify GPI for payment owed to persons who notify ACE of their intention to perfect their dissenters' rights beyond 50,000 shares, then GPI shall not be entitled to payment under subparagraph (x) of this
      Section 17(b).

            (c) Notwithstanding the foregoing,

                  (i) if this Agreement is terminated by ACE pursuant to any of Sections 13(a)(ii), 13(a)(iii) or 13(a)(vi), or

                  (ii) if this Agreement is terminated by ACE pursuant to
      Section 13(a)(v) and the failure to close the Merger by September 1, 1999 is the result of GPI's intentional or deliberate delay or other intentional or deliberate wrongful conduct, or

                  (iii) if the Merger is not consummated as a result of the failure of GPI to satisfy any of the conditions set forth in Section 10, other than Section 10 (b) or 10(d),

            then GPI shall promptly pay ACE the sum of (x) $486,667, which amount represents the parties' best estimate of the value of the management time, overhead, opportunity costs and other unallocated costs of ACE incurred by or on behalf of ACE in connection with the transactions contemplated by this Agreement which cannot be calculated with certainty, plus (y) all the out-of-pocket costs and expenses of ACE including costs of counsel, investment bankers, actuaries and accountants up to but not exceeding an additional $100,000.

            (d) In addition to the foregoing, if, after the date of this Agreement and within twelve (12) months following

                  (i) any termination of this Agreement by GPI pursuant to Sections 13(a)(ii), 13(a)(iii), 13(a)(vi), 13(a)(vii) or 13(a)(viii), or

                  (ii) any termination of this Agreement by GPI pursuant to
      Section 13(a)(v) and the failure to close the Merger by September 1, 1999 is the result of either of ACE's or the Stockholders' intentional or deliberate delay or intentional or deliberate wrongful conduct, or

                  (iii) failure to consummate the Merger by reason of any failure of ACE to satisfy the conditions enumerated in Section 9, other than Section 9(c) or 9(m),

            any third-party shall acquire, merge with, combine with, purchase a significant amount of assets of, or engage in any other business combination with, or purchase any equity securities involving an acquisition of 20% or more of the voting stock of, ACE, or enter into any binding agreement to do any of the foregoing (collectively, a "Business Combination"), such third-party that is a party to the Business Combination shall pay to GPI, prior to the earlier of consummation of the Business Combination or execution of any letter of intent or definitive agreement with ACE relating to such Business Combination, an amount in cash equal to the sum of

                  (x) the direct costs and expenses or portion thereof referred to in subsection (b) above incurred by or on behalf of GPI in connection with the transactions contemplated by this Agreement, plus

                  (y) 5% of the aggregate fair market value of the consideration received by the shareholders of ACE in such Business Combination, less

                  (z) any amounts previously paid by ACE and the Stockholders to GPI pursuant to subsection (b)(iii)(x) of this Section 17,

            which sum represents additional compensation for GPI's loss as the result of the transactions contemplated by this Agreement not being consummated. In the event such third-party shall refuse to pay such amounts within ten days of demand therefor by GPI, the amounts shall be a joint and several obligation of ACE and the Stockholders and shall be paid by ACE or the Stockholders promptly upon notice to ACE by GPI.

            (e) In the event of a Business Combination as referred to in Section 17(d), above, in addition to the amounts owed GPI therein, the Stockholders shall pay to GPI 50% of the aggregate fair market value of the consideration received by the Stockholders as a result of such Business Combination in excess of the Cash Payment per share.

            (f) Nothing contained in this Section 17 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a party of the terms of this Agreement or otherwise limit the rights of the non-breaching party. For purposes of this subparagraph (f) only, a vote by the Stockholders, either as shareholders of ACE or as directors of ACE, in favor of a Business Combination providing consideration to the shareholders of ACE in an amount greater than the Cash Payment per share provided under Section 1(b) shall not be considered a breach of this Agreement.

      18. AMENDMENT OR TERMINATION. Neither this Agreement nor any term or provision hereof may be changed, waived, discharged or terminated in any manner other than by an instrument in writing, signed by the party against which the enforcement of the change, waiver, discharge or termination is sought.

      19. CHOICE OF LAWS. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Florida, disregarding conflicts of laws and the parties agree, notwithstanding the principles of conflicts of law, that the internal laws of the State of Florida shall govern and control the validity, interpretation, performance and enforcement of this Agreement.

      20. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute but one Agreement. Manual or facsimile signatures shall be fully binding on all parties hereto.

            21.   WAIVERS.

            (a) Prior to or at the Effective Time, GPI, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by ACE or the Stockholders, to waive or extend the time for the compliance or fulfillment by ACE or the Stockholders of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of GPI under this Agreement, except any condition which, if not satisfied, would result in the violation of any law. No such waiver shall be effective unless in writing signed by a duly authorized officer of GPI.

            (b) Prior to or at the Effective Time, ACE, acting through its Board of Directors, chief executive officer or other authorized officer, shall have the right to waive any default in the performance of any term of this Agreement by GPI, to waive or extend the time for the compliance or fulfillment by GPI of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of ACE and the Stockholders under this Agreement, except any condition which, if not satisfied, would result in the violation of any law. No such waiver shall be effective unless in writing signed by a duly authorized officer of ACE.

            (c) The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

      22. ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Notwithstanding anything herein to the contrary, GPI may assign any or all of its rights, interest or obligations hereunder to a wholly owned subsidiary of GPI without the consent of ACE.

      23. SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

                                    GPI

                                    GENERAL PARTS, INC.


                                    By:______________________________________
                                                Vice-President
(Corporate Seal)

ATTEST:

______________________________
Secretary


                                    ACE

                                    THE PARTS SOURCE, INC.


                                    By:_______________________________
                                                 President
(Corporate Seal)

ATTEST:

______________________________
Secretary


                                    STOCKHOLDERS:


                                    ______________________________
                                    THOMAS D. COX



                                    ______________________________
                                    ROBERT A. COX